Exhibit 99.1

Appointment of Executive Vice President

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces the appointment of Alberto Consuegra Granger as Executive Vice President effective March 1, 2019.

Mr. Consuegra Granger graduated from Universidad de Cartagena with a civil engineering degree and holds a master’s degree in civil engineering from Texas A&M University. He served in several executive positions at BP Exploration Company Colombia, and later as Vice President of Exploration and Production and Vice President of Operations at Equion Energy Ltd., from 2011 to 2016. He joined Ecopetrol in August 2016 as Vice President of Procurement and Services, a position he held until last year, when he was named Chairman (A) of Cenit, a subsidiary responsible for the Ecopetrol Group’s transport unit.

Ecopetrol reports appointment of Cenit’s President

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that starting March 1, Héctor Manosalva Rojas will serve as President of Cenit, an Ecopetrol Group subsidiary responsible for the logistics and transport of hydrocarbons and fuels.

Mr. Manosalva Rojas studied at the Fundación Universidad de América and completed post-graduate studies in Finance and Senior Management. He has over 33 years of experience in oil and gas exploration and production, with broad knowledge of the energy sector in Colombia and Latin America. His extensive career at Ecopetrol began in 1986, and since October 2014, he has served as Vice President of Development and Production.

Appointment of Vice President of Development and Production

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces the appointment of Jorge Osorio Franco as Vice President of Development and Production (VDP) effective March 1, 2019.

Mr. Osorio Franco studied chemical engineering at Universidad Nacional and graduated from the Operations Academy of Massachusetts Institute of Technology (MIT) in Boston, United States. He has over 30 years of experience in operations management in the oil and gas industry, largely acquired at BP PLC, where he held several management positions. Since June 2017, he has been serving as Ecopetrol’s Vice President for the Eastern Region.

Bogotá D.C., February 6, 2019

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network, and is significantly increasing its share of bio-fuels.

This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For further information, contact:

Head of Capital Markets

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co